UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Amendment No. 4
to
SCHEDULE 14D-9
(Rule 14d-101)
Solicitation/Recommendation Statement
Under Section 14(d)(4) of the Securities Exchange Act of 1934

SOMANETICS CORPORATION
(Name of Subject Company)
SOMANETICS CORPORATION
(Name of Person Filing Statement)
Common Shares, par value $0.01 per share
(Title of Class of Securities)
834445405
(CUSIP Number of Class of Securities)

Bruce J. Barrett
President and Chief Executive Officer
2600 Troy Center Drive
Troy, MI 48084-4771
(248) 244-1400
(Name, address and telephone number of person authorized to receive notices and communications on behalf of the persons filing statement)
With copies to:
Charles Nathan
Latham & Watkins LLP
885 Third Avenue
New York, NY 10022
(212) 906-1200
☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

This Amendment No. 4 to the Schedule 14D-9 (the “Amendment”) amends and supplements the Schedule 14D-9 filed with the Securities and Exchange Commission on June 25, 2010 (as amended from time to time, the “Schedule 14D-9”) by Somanetics Corporation, a Michigan corporation (the “Company”). The Schedule 14D-9 relates to the tender offer by Covidien DE Corp., a Delaware corporation (“Sub”) and a wholly owned subsidiary of United States Surgical Corporation, a Delaware company (“Parent”) and a wholly owned indirect subsidiary of Covidien plc, to purchase all of the outstanding common shares, par value $0.01 per share, of the Company (collectively, the “Shares”) at a purchase price of $25.00 per Share, net to the seller thereof in cash, without interest and less any required withholding taxes, upon the terms and subject to the conditions set forth in the Offer to Purchase for Cash, dated June 25, 2010 (the “Offer to Purchase”), and in the related Letter of Transmittal (as amended and supplemented from time to time, the “Letter of Transmittal”). The Offer to Purchase and Letter of Transmittal are filed as Exhibits (a)(1) and (a)(2) to the Schedule 14D-9, respectively.
The information in the Schedule 14D-9 is incorporated into this Amendment by reference to all of the applicable items in the Schedule 14D-9, except that such information is hereby amended and supplemented to the extent specifically provided herein.
Item 3. Past Contacts, Transactions and Agreements.
Item 3 (“Past Contracts, Transactions and Agreements”) of the Schedule 14D-9 is hereby amended and supplemented by replacing the following row of the table on page 4 of the Schedule 14D-9 under the heading “Effect of the Merger on Stock Options and Restricted Shares”:

Dominic J. Spadafore	$1,855,111	$660,000	$2,515,111
     with the following row:

Dominic J. Spadafore	$2,490,136	$615,000	$3,105,136
Item 4. The Solicitation or Recommendation.
Item 4 (“The Solicitation or Recommendation—Recommendation of the Company Board”) of the Schedule 14D-9 is hereby amended and supplemented by:
(1) adding the following phrase to the end of the second paragraph after the heading “2010 Discussions” on page 15 of the Schedule 14D-9:
“, each of whom, individually, had a long-standing investment banking relationship with the Company and had a good understanding of the Company’s business.”
(2) replacing the following sentence on page 16 of the Schedule 14D-9:
“On this basis, on May 17, Leerink contacted Companies B, C and D, which Leerink believed to be the most likely companies to have an interest in the Company to see if they were interested in pursuing a possible transaction with the Company. Companies B and C expressed no interest but Company D, a large corporation operating in the healthcare industry, expressed an interest in learning more about the Company.”
with the following sentence:
“On this basis, on May 17, Leerink contacted the three companies, Companies B, C and D, that were the only companies that fit the criteria developed by Leerink and Company management, and which Leerink believed to be the most likely companies to have an interest in the Company to see if they were interested in pursuing a possible transaction with the Company. Companies B and C expressed no interest but Company D, a large corporation operating in the healthcare industry, expressed an interest in learning more about the Company.”
(3) replacing the following sentence under the heading “Market Check” on page 19 of the Schedule 14D-9:

“The Company Board also considered the low probability that other companies who were not contacted by the Company or its financial advisors would make a proposal to acquire the Company at a higher price.”
with the following sentence:
“The Company Board also considered the low probability that other companies who were not contacted by the Company or its financial advisors would make a proposal to acquire the Company at a higher price because Companies A and D, which did express an interest in the Company, had refused to go forward beyond the very initial stages and had indicated prices substantially below the Offer Price, and because Leerink had contacted the two additional potential buyers that fit the criteria developed by Leerink and Company management to identify potential purchasers and such potential purchasers did not indicate an interest pursuing a transaction with the Company.”
(4) adding the following phrase to the end of the first sentence in the first paragraph after the heading “Certain Projections” on page 21 of the Schedule 14D-9:
“, which projections were prepared by management of the Company utilizing its assumption that no net operating losses would be available during the period 2011 through 2014.”
(5) replacing the table on page 22 of the Schedule 14D-9 with the following table:

	2010E	2011E	2012E	2013E	2014E
	(In millions)	(In millions)	(In millions)	(In millions)	(In millions)
Base Case
Revenue	$56.9	$67.6	$81.3	$99.2	$122.1
Gross Profit	$49.5	$59.1	$71.1	$86.9	$107.2
EBITDA	$12.2	$15.4	$21.5	$29.0	$41.1
EBIT	$10.9	$13.9	$19.8	$27.1	$39.0
Net Income	$7.4	$9.4	$13.2	$17.9	$25.4
Changes in Working Capital	$(1.7)	$(2.7)	$(3.4)	$(4.5)	$(5.7)
Capital Expenditure	$(0.7)	$(0.9)	$(1.0)	$(1.3)	$(1.6)
Unlevered Free Cash Flow	$5.2	$6.1	$8.9	$12.3	$18.3
Net Operating Losses	$7.6	$0	$0	$0	$0
Upside Case
Revenue	$57.4	$68.9	$86.7	$113.5	$154.6
Gross Profit	$49.9	$60.2	$75.6	$99.0	$134.8
EBITDA	$12.4	$15.2	$21.2	$33.7	$56.9
EBIT	$11.2	$13.8	$19.6	$31.9	$54.9
Net Income	$7.6	$9.3	$13.1	$20.8	$35.2
Changes in Working Capital	$(1.8)	$(2.9)	$(4.4)	$(6.7)	$(10.3)
Capital Expenditure	$(0.7)	$(0.9)	$(1.0)	$(1.3)	$(1.6)
Unlevered Free Cash Flow	$5.2	$5.8	$7.8	$13.0	$23.5
Net Operating Losses	$7.6	$0	$0	$0	$0
Downside Case
Revenue	$56.4	$62.7	$70.2	$79.3	$89.0
Gross Profit	$49.1	$54.4	$60.3	$67.6	$75.1
EBITDA	$11.6	$9.2	$12.2	$13.4	$14.4
EBIT	$10.4	$7.7	$10.5	$11.6	$12.3
Net Income	$7.1	$5.6	$7.4	$8.2	$8.8
Changes in Working Capital	$(1.6)	$(1.6)	$(1.9)	$(2.3)	$(2.4)
Capital Expenditure	$(0.7)	$(0.9)	$(1.0)	$(1.3)	$(1.6)
Unlevered Free Cash Flow	$5.0	$3.4	$4.7	$4.9	$5.0
Net Operating Losses	$7.6	$0	$0	$0	$0

(6) adding and supplementing the following information on pages 25-26 of the Schedule 14D-9 to the “Opinion of the Company’s Financial Advisor—Selected Companies Analysis.”:
(A) deleting the last sentence of the first paragraph under “Selected Companies Analysis” on page 25 of the Schedule 14D-9.
(B) replacing the list of companies under “Selected Companies Analysis—High Growth Med Tech Companies” on page 25 of the Schedule 14D-9 with the following chart:
High Growth Med Tech Companies

	EV / Revenue			EV / EBITDA			P / E
Company	2010E	2011E	2012E	2010E	2011E	2012E	2010E	2011E	2012E
Thoratec Corporation	6.0x	5.4x	4.5x	19.0x	16.9x	15.5x	34.6x	27.8x	21.6x
NuVasive, Inc.	3.1	2.5	2.0	18.7	12.2	9.0	43.7	31.6	21.5
Masimo Corporation	2.9	2.8	2.4	11.3	10.9	8.2	20.7	20.3	16.4
Volcano Corporation	3.7	3.1	2.6	NM	NM	18.3	NM	55.5	39.7
NxStage Medical Holdings, Inc.	4.2	3.7	3.0	NM	NM	16.9	NM	NM	NM
AGA Medical Holdings, Inc.	3.8	3.3	2.8	15.7	11.2	8.6	28.7	17.8	14.8
Conceptus, Inc.	3.2	2.7	2.1	8.3	9.1	7.1	29.6	20.0	10.4
Natus Medical Incorporated	2.2	2.0	1.9	13.6	10.8	8.6	28.2	21.1	15.8
Abiomed, Inc.	3.3	2.8	2.6	NM	NM	NM	NM	NM	NM
Micrus Endovascular Corporation	3.0	2.6	2.1	11.6	9.6	7.9	24.3	20.0	15.5
Endologix, Inc.	3.0	2.4	2.1	NM	24.8	13.4	NM	31.3	22.9
Orthovita, Inc.	2.1	1.8	1.6	NM	25.9	13.3	NM	21.4	24.5
(C) replacing the list of companies under “Selected Companies Analysis—Low Growth Med Tech Companies” on page 25 of the Schedule 14D-9 with the following chart:
Low Growth Med Tech Companies

	EV / Revenue			EV / EBITDA			P / E
Company	2010E	2011E	2012E	2010E	2011E	2012E	2010E	2011E	2012E
Dentsply International Inc.	2.1x	2.0x	1.9x	10.2x	9.5x	8.6x	16.1x	14.7x	13.3x
Kinetic Concepts, Inc.	2.0	1.9	1.8	6.4	5.9	5.5	9.6	8.6	7.4
American Medical Systems Holdings, Inc.	3.7	3.5	3.2	11.0	10.3	9.7	18.0	15.9	14.5
Integra LifeSciences Holdings Corporation	2.0	1.8	1.7	9.3	8.1	7.2	14.1	12.7	11.0
Wright Medical Group	1.3	1.2	1.1	7.0	6.1	5.2	23.4	18.9	16.2
CONMED	1.1	1.0	1.0	7.8	6.6	6.3	15.6	13.1	12.8
Orthofix International N.V.	1.3	1.2	1.1	6.8	6.0	5.4	12.0	11.5	9.0
Given Imaging Ltd.	2.6	2.2	2.0	18.3	14.6	11.7	30.2	23.9	18.7
AngioDynamics, Inc.	1.2	1.1	1.0	8.2	7.7	6.8	25.5	22.6	19.1
Exactech, Inc.	1.2	1.1	1.0	8.0	6.7	5.4	16.2	13.7	12.0
Vascular Solutions, Inc.	2.2	1.9	1.8	10.5	9.3	7.6	24.3	19.6	15.4
Cardiovascular Systems, Inc.	1.2	1.0	0.9	NM	NM	7.8	NM	NM	NM
(D) replacing the following sentence on page 26 of the Schedule 14D-9:
“Although none of the Selected Companies is directly comparable to the Company, the Selected Companies were chosen because they are publicly traded companies with operations that for purposes of analysis may be considered similar to certain operations of the Company.”
with the following sentence:

“Although none of the Selected Companies is directly comparable to the Company, in part because the Company demonstrates rates of growth that are in between the rates for a high growth and a low growth company, the Selected Companies were chosen because they are publicly traded companies with operations that for purposes of analysis may be considered similar to certain operations of the Company.”
(7) replacing the table on page 27 of the Schedule 14D-9 under the heading “Selected Transactions Analysis—High Growth Med Tech Transactions” with the following table:

			Transaction Value
			Multiples
		Date	Revenue		EBITDA		P / E
Target	Acquiror	Announced	LTM	NTM	LTM	NTM	LTM	NTM
ev3 Inc.	Covidien Public Limited Company	6/1/2010	5.4x	4.7x	37.4x	22.0x	46.1x	25.4x
SenoRX, Inc.	C.R. Bard	5/5/2010	3.5	3.1	60.6	22.9	NM	NM
Acclarent, Inc.	Johnson & Johnson	12/16/2009	8.5	5.6	NA	NA	NA	NA
Ascent Healthcare Solutions, Inc.	Stryker Corporation	11/30/2009	5.3	NA	17.5	NA	NA	NA
Advanced Bionics Corporation	Sonova Holding AG	11/9/2009	4.2	NA	NA	NA	NA	NA
VNUS Medical Technologies, Inc.	Covidien Public Limited Company	5/8/2009	3.7	3.5	18.6	19.6	54.4	57.8
Omrix Biopharmaceuticals, Inc.	Johnson & Johnson	11/23/2008	5.7	5.2	52.6	33.8	97.7	57.6
Cryocath	Medtronic, Inc.	9/25/2008	11.5	8.4	NM	NM	NM	NM
SurgRx, Inc.	Johnson & Johnson	8/11/2008	NA	NA	NA	NA	NA	NA
LifeCell Corporation	Kinetic Concepts, Inc.	4/7/2008	9.0	7.1	35.7	16.7	NM	49.0
HemoSense, Inc.	Inverness Medical Technology, Inc.	8/6/2007	6.1	4.3	NA	NA	NA	NM
Kyphon Inc.	Medtronic, Inc.	7/27/2007	8.9	6.0	NM	23.9	NM	57.3
Cytyc Corporation	Hologic, Inc.	5/21/2007	9.8	7.8	25.8	20.0	36.9	35.3
IntraLase Corp.	Advanced Medical Optics, Inc.	1/8/2007	5.8	4.5	NM	17.7	NM	29.9
St. Francis Medical Technologies, Inc.	Kyphon	12/4/2006	NM	8.1	NM	18.9	NM	NM
Confluent Surgical, Inc.	Tyco International Ltd.	7/18/2006	NA	NA	NA	NA	NA	NA
Animas Corporation	Johnson & Johnson	12/16/2005	6.3	5.0	NM	NM	NM	NM
Advanced Neuromodulation Systems, Inc.	St. Jude Medical, Inc.	10/16/2005	8.3	7.1	32.7	26.8	67.3	53.1
Closure Medical Corporation	Johnson & Johnson	3/4/2005	9.2	7.3	25.5	18.5	47.7	34.8
Alaris Medical Systems, Inc.	Cardinal Health, Inc.	5/19/2004	3.8	3.2	15.7	NA	41.7	26.9
Novacept, Inc.	Cytyc Corporation	3/1/2004	8.1	4.6	NM	NA	NM	NA
TheraSense, Inc.	Abbott Laboratories	1/13/2004	5.5	4.5	NM	NA	NM	NM
Biocompatibles Eyecare, Inc.	Abbott Laboratories	3/18/2002	10.0	8.2	NA	NA	NA	NA
ORATEC Interventions, Inc.	Smith & Nephew plc	2/14/2002	5.4	4.1	NM	NA	NM	NA
VidaMed, Inc.	Medtronic, Inc.	12/6/2001	NM	12.1	NM	NA	NM	NA
Cardiac Pathways Corporation	Boston Scientific Corporation	6/29/2001	7.0	4.1	NM	NA	NM	NA
MiniMed Inc.	Medtronic, Inc.	5/30/2001	10.1	6.9	NM	NM	NM	63.6
Inverness Medical Technology, Inc. (diabetes division)	Johnson & Johnson	5/23/2001	9.7	NA	NM	NA	NM	NA
InterVentional Technologies Inc.	Boston Scientific Corporation	2/15/2001	8.2	3.9	NA	NA	NA	NA

(8)	replacing the table on page 28 of the Schedule 14D-9 under the heading “Selected Transactions Analysis—Low Growth Med Tech Transactions” with the following table:

			Transaction Value
			Multiples
		Date	Revenue		EBITDA		P / E
Target	Acquiror	Announced	LTM	NTM	LTM	NTM	LTM	NTM
Scient’X S.A.	Alphatec Holdings, Inc.	12/17/2009	2.2x	2.2x	NA	NA	NA	NA
Aspect Medical Systems, Inc.	Covidien Public Limited Company	9/28/2009	1.9	1.9	NM	NM	NM	NM
Mentor Corporation	Johnson & Johnson	12/1/2008	2.9	3.1	12.3x	13.5x	22.6x	25.6x
Datascope Corp.	Getinge AB	9/15/2008	2.7	NA	12.9	NA	24.2	NA
Abbott Laboratories (spine business)	Zimmer, Inc.	9/4/2008	3.1	2.8	NA	NA	NA	NA
Vital Signs, Inc.	General Electric Company	7/24/2008	3.9	3.6	15.6	13.5	26.4	22.6
Bristol-Myers Squibb Company (ConvaTec)	Nordic Capital/Avista Capital	5/2/2008	3.4	3.2	12.3	NA	43.2	NA
Datascope Corp. (patient monitoring business)	Mindray Medical International Limited	3/11/2008	1.5	1.4	NA	NA	NA	NA
Possis Medical, Inc.	Bayer Aktiengesellschaft	2/11/2008	4.5	3.8	NM	NM	NM	NM
Whatman PLC	General Electric Company	2/4/2008	3.2	3.0	12.2	11.8	19.8	NM
Arrow International, Inc.	Teleflex Incorporated	7/23/2007	4.0	3.6	17.0	15.7	34.0	28.6
FoxHollow Technologies, Inc.	ev3 Inc.	7/18/2007	3.1	2.8	NM	NM	NM	NM
DJO Incorporated	ReAble Therapeutics Finance LLC	7/16/2007	3.5	3.2	15.0	11.8	NM	31.5
Bausch & Lomb Incorporated	Warburg Pincus LLC	5/16/2007	1.9	1.7	14.8	10.5	NM	23.4
VWR International, Inc.	Madison Dearborn Partners, LLC	5/2/2007	1.1	NA	12.4	NA	NA	NA
Mölnlycke Health Care Group	Investor AB/Morgan Stanley	1/26/2007	NA	NA	12.4	NA	NA	NA
Abbott Laboratories (two diagnostic units)	General Electric Company	1/18/2007	2.2	2.0	NA	NA	NA	NA
Eastman Kodak Company (Health Group)	Onex Healthcare Holdings	1/10/2007	1.0	0.9	NA	NA	NA	NA
Baxter International Inc. (Transfusion Therapies business)	Texas Pacific Group	10/3/2006	NA	NA	7.9	NA	NA	NA
Encore Medical Corporation	Blackstone Capital Partners V L.P.	6/30/2006	2.6	1.8	13.1	NA	NM	20.6
Mentor Corporation	Coloplast A/S	3/27/2006	2.0	NA	10.9	NA	NA	NA
Aircast Incorporated	DJ Orthopedics, Inc.	2/27/2006	3.0	NA	11.9	NA	NA	NA
BSN medical	Montagu Private Equity	12/9/2005	NA	NA	14.7	NA	NA	NA
Royce Medical Holding Inc.	össur	7/28/2005	3.2	NA	12.0	NA	NA	NA
American Cystoscope Makers, Inc.	Gyrus Group PLC	6/16/2005	2.7	NA	18.4	NA	NA	NA
Medex, Inc.	Smiths Group	12/6/2004	2.8	NA	9.3	NA	NA	NA
Empi, Inc.	Encore Medical Corporation	8/9/2004	3.3	NA	12.4	NA	NA	NA
Hudson Respiratory Care, Inc.	Teleflex Incorporated	5/17/2004	2.1	NA	9.7	NA	NA	NA
MedSource Technologies, Inc.	UTI Corporation	4/28/2004	1.3	1.1	16.0	13.0	26.4	21.0
Radiometer A/S	Danaher Corporation	12/11/2003	2.3	2.3	7.6	8.1	20.8	16.0
Instrumentarium Corporation	General Electric Company	12/18/2002	2.1	1.9	16.1	12.3	26.6	17.7
C.R. Bard Inc. (announced & abandoned)	Tyco International Ltd.	5/30/2001	2.9	2.7	12.9	11.9	24.7	22.1
Agilent Healthcare Solutions Group	Philips	11/17/2000	1.2	1.2	NA	NA	NA	NA
ADAC Laboratories	Koninklijke Philips Electronics N. V.	11/13/2000	1.1	NA	15.2	NA	NM	NA
Acuson Corporation	Siemens Aktiengesellschaft	9/27/2000	1.4	1.5	19.6	12.0	NM	NA
Mallinckrodt Inc.	Tyco International Ltd.	6/28/2000	1.5	NA	7.3	NA	15.2	NA

(9)	replacing the following sentence under the heading “Premiums Paid Analysis” on page 29 of the Schedule 14D-9:
“Leerink reviewed publicly available information for 125 selected completed or pending M&A transactions with a deal size greater than $50 million to determine the premiums paid in the transactions over recent trading prices of the target companies prior to announcement of the transaction.”
with the following sentence:
“Leerink reviewed publicly available information for 125 selected completed or pending M&A transactions during the period between January 1, 2000 through June 7, 2010 with a deal size greater than $50 million to determine the premiums paid in the transactions over recent trading prices of the target companies prior to announcement of the transaction.”
(10) adding the following sentence after the third sentence of the first paragraph under the heading “Illustrative Discounted Cash Flow Analysis” on page 29 of the Schedule 14D-9:
“In determining the range of multiples to use to estimate implied terminal values for the Company in year 2014, Leerink reviewed the range of EV/EBITDA multiples for the High Growth Companies for 2010E (8.3x to 19.0x, with a median of 13.6x) and the range of EV/EBITDA multiples for the Low Growth Companies for 2010E (6.4x to 18.3x, with a median of 8.2x), as described in the Selected Companies Analysis, bearing in mind that these multiples applied to estimated future results rather than trailing results. Based on these ranges and medians, Leerink’s judgment that the Company is between a high growth and a low growth med tech company, and its judgment of an appropriate adjustment to reflect trailing results, Leerink selected the range of terminal multiples of 10.0x to 14.0x to apply to estimated 2014 EBITDA of the Company in estimating the range of terminal values for the Company in year 2014.”
(11) adding the following sentence and chart after the existing chart under the heading “Illustrative Discounted Cash Flow Analysis” on page 30 of the Schedule 14D-9:
“Leerink used the following inputs to estimate the Company’s weighted average cost of capital that was the basis for the range of discount rates used in the Illustrative Discounted Cash Flow Analysis:”

Cost of Equity
Risk Free Rate (30 Year US Treasury)	4.13%
Asset Beta	0.86
SMTS Debt / Capitalization	0%
Marginal Tax Rate	38%
Equity Beta	0.86
Equity Market Risk Premium	6.70%
Beta Adjusted EMRP	5.78%
Small Cap Risk Premium	2.85%
Cost of Equity	12.76%

Cost of Debt
Risk Free Rate (10 Year US Treasury)	3.18%
Credit Spread	4.20%
Pretax Cost of Debt	7.38%
Marginal Tax Rate	38%
Aftertax Cost of Debt	4.58%
Debt / Capitalization	0%
Weighted Average Cost of Capital	12.8%
Item 8. Additional Information.
Item 8 (“Additional Information—Litigation”) of the Schedule 14D-9 is hereby amended and supplemented by inserting the following paragraph after the last paragraph under the heading “Litigation” on page 33:
“While the Company believes that both the Stanley Manne v. Somanetics Corporation, et al. action and the Maryellen Farrelly v. Bruce Barrett, et al. action (together, the “Court Actions”) are entirely without merit and that the Company has valid defenses to all claims, in an effort to minimize cost and expense of litigation arising in connection with the Court Actions, on July 21, 2010, the parties to the Court Actions reached an agreement in principle to settle all claims asserted therein. In connection with this agreement, the Company agreed to amend the Schedule 14D-9, previously filed with the SEC, to include certain supplemental disclosures in addition to certain other terms to be agreed upon by the parties. The settlement is subject to, among other things, confirmatory discovery, the execution of one or more stipulations of settlement and court approval. Subject to further definitive documentation and upon court approval, the defendants will be released by the plaintiffs and all members of the relevant class of Company shareholders from all claims arising out of the Offer, the Merger and the transactions contemplated by the Merger Agreement. The settlement, including the payment by the Company or any successor thereto of attorneys’ fees, is also contingent upon, among other things, the Merger becoming effective under applicable law. In the event that the settlement is not approved and such conditions are not satisfied, the Company will continue to vigorously defend both the Court Actions.”

SIGNATURE
     After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Somanetics Corporation
By:	/s/ Bruce J. Barrett
Bruce J. Barrett
President and Chief Executive Officer

Dated: July 21, 2010